Exhibit 99.1
Pacific Drilling Announces Second-Quarter 2015 Results
Conference call set 9 a.m. Central time Friday, Aug. 7

•	EBITDA(a) for the second quarter of $149.8 million, a 9 percent increase over the prior year’s second-quarter EBITDA and representing an EBITDA margin(b) of 54.7 percent

•	Revenue efficiency(c) of 95.5 percent for the second quarter yielded revenue of $273.9 million, a 5 percent increase over the prior year’s second-quarter revenue
LUXEMBOURG (August 6, 2015) - Pacific Drilling S.A. (NYSE: PACD) today announced net income for second-quarter 2015 of $47.1 million or $0.22 per diluted share, compared to net income of $51.7 million or $0.24 per diluted share for first-quarter 2015. Net income for second-quarter 2014 was $49.9 million or $0.23 per diluted share.
CEO Chris Beckett said, "Our unique fleet of exclusively modern, high-specification drillships once again achieved industry-leading operational and financial results during the quarter. We delivered revenue efficiency ahead of our targets and costs well below our historical trends. Our focus on sustainable cost management resulted in extremely strong EBITDA, despite only five rigs in service during the quarter. We delivered an EBITDA margin above that of first quarter and the second-highest in our company's history. We will continue to optimize our cost structure while maintaining our focus on delivering the service quality for which we are earning a reputation as the industry's preferred ultra-deepwater drilling contractor.”
Second-Quarter 2015 Operational and Financial Commentary
Contract drilling revenue for second-quarter 2015 was $273.9 million, which included $21.5 million of deferred revenue amortization, compared to first-quarter 2015 contract drilling revenue of $283.4 million, which included $22.7 million of deferred revenue amortization. Contract drilling revenue decreased quarter over quarter as a result of the completion of the drilling contract for Pacific Mistral on Feb. 5, 2015. During the three months ended June 30, 2015, our operating fleet achieved average revenue efficiency of 95.5 percent.
Contract drilling expenses for second-quarter 2015 were $110.4 million, compared to $117.7 million for first-quarter 2015. Contract drilling expenses for second-quarter 2015 included $9.1 million in reimbursable costs, $7.9 million in shore-based and other support costs, and $5.8 million in amortization of deferred costs. Direct rig-related daily operating expenses, excluding reimbursable costs, averaged $160,400 in second-quarter 2015, down from an average of $174,200 in first-quarter 2015. The reduction in direct rig-related daily operating expenses was primarily the result of reducing costs on Pacific Mistral, which was idle during the quarter, and fleet-wide cost-control measures which were implemented during the second quarter.
General and administrative expenses for second-quarter 2015 were $13.3 million, compared to $16.4 million for first-quarter 2015. The decrease was primarily the result of cost-control measures implemented throughout the second quarter.
EBITDA for second-quarter 2015 was $149.8 million, compared to EBITDA of $147.3 million for first-quarter 2015. EBITDA margin for the quarter was 54.7 percent, an increase over the prior quarter EBITDA margin of 52.0 percent. A reconciliation of net income to EBITDA is included in the schedules accompanying this release.
Interest expense for the second quarter was $33.2 million, compared to $36.7 million for first-quarter 2015. The decrease in interest expense was primarily due to the full quarter impact of lower average interest expenses following repayment of our unsecured bonds in the first quarter.
Income tax expense for second-quarter 2015 was $12.3 million, compared to $1.8 million for the prior quarter. The increase in income tax expense was primarily the result of a decrease in uncertain tax positions in first-quarter 2015.
Liquidity and Capital Expenditures
During second-quarter 2015, cash flow from operations was $60.6 million. Cash balances totaled $105.3 million as of June 30, 2015, and total outstanding debt was $3.0 billion.
We currently have $550 million of available and undrawn liquidity under our existing credit facilities, including $300 million under the 2013 revolving credit facility and $250 million under the 2014 revolving credit facility. We may also have access to an additional $150 million available under the 2014 revolving credit facility if delivery of the Pacific Zonda occurs prior to Oct. 31, 2015 and upon entry into a satisfactory drilling contract.
CFO Paul Reese commented, "Our strong EBITDA delivery has translated into cash flow from operations of $209 million year to date. We expect our ongoing cost management process to further strengthen our cash flow generation thereby providing additional financing flexibility."
During second-quarter 2015, capital expenditures were $44.6 million, of which $23.5 million related to newbuild rig construction. Capitalized interest amounted to $12.9 million. The remaining expenditures primarily related to fleet spares. We estimate the remaining capital expenditures required to complete construction of our newbuild drillship and develop spare equipment will be approximately $442.7 million, excluding capitalized interest. We expect to cover these capital expenditures with a combination of existing cash balances, future operating cash flows, and undrawn capacity under existing credit facilities.
Full-Year 2015 Guidance
We reiterate the guidance provided in our company update presentation dated and posted July 22, 2015:

Item	Range
Average revenue efficiency	94% - 96%
Contract drilling expenses	$425 million - $450 million
General & administrative expenses	$55 million - $58 million
Income tax expense as percent of total contract drilling revenue	3% - 3.5%
EBITDA	$575 million - $615 million
The average revenue efficiency range applies to our operating rigs on contract and includes our expectations for unplanned downtime as well as planned events such as maintenance. However, revenue efficiency for individual rigs tends to be volatile on a monthly - and even quarterly - basis. We will continue to use our Fleet Status Report to update our quarterly average revenue efficiency performance but will begin publishing the report on a quarterly basis. Our next Fleet Status Report will therefore be posted in October 2015.
Updated schedules of expected amortization of deferred revenue, depreciation expense, interest expense for our existing financing, and capital expenditures are available in the “Quarterly and Annual Results” subsection of the “Investor Relations” section of our website, www.pacificdrilling.com.

Please note that our guidance is based on management’s current expectations about the future, and both stated and unstated assumptions, and does not constitute any form of guarantee, assurance or promise that the matters indicated will actually be achieved. Actual conditions and assumptions are subject to change. The guidance we provide is subject to all cautionary statements and limitations described under the “Forward-Looking Statements” section of this press release.
Footnotes
(a) EBITDA is a non-GAAP financial measure. For a definition of EBITDA and a reconciliation to net income, please refer to the schedule included in this release.
(b) EBITDA margin is defined as EBITDA divided by contract drilling revenue. Management uses this operational metric to track company results and believes that this measure provides additional information that consolidates the impact of our operating efficiency as well as the operating and support costs incurred in achieving the revenue performance.
(c) Revenue efficiency is defined as actual contractual dayrate revenue (excluding mobilization fees, upgrade reimbursements and other revenue sources) divided by the maximum amount of contractual dayrate revenue that could have been earned during such period.
Conference Call
Pacific Drilling will conduct a conference call at 9 a.m. Central time on Friday, Aug. 7, to discuss second-quarter 2015 results. To participate in the Aug. 7 call, please dial +1 913-312-0728 or 1-888-211-7311 and refer to confirmation code 8628189 five to 10 minutes prior to the scheduled start time. The call also will be webcast on www.pacificdrilling.com and can be accessed by a link posted in the “Events & Presentations” subsection of the “Investor Relations” section.
An audio replay of the call may be accessed after noon Central time on Friday, Aug. 7, 2015, by dialing +1 719-457-0820 or 1-888-203-1112, and using access code 8628189. A replay of the call also will be available on the company’s website.
About Pacific Drilling
With its best-in-class drillships and highly experienced team, Pacific Drilling is committed to becoming the industry’s preferred high-specification, floating-rig drilling contractor. Pacific Drilling’s fleet of eight drillships represents one of the youngest and most technologically advanced fleets in the world. For more information about Pacific Drilling, including our current Fleet Status, please visit our website at www.pacificdrilling.com.

Forward-Looking Statements
Certain statements and information contained in this press release (and oral statements made regarding the subjects of this press release, including the conference call announced herein) constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Where any forward-looking statement includes a statement about the assumptions of bases underlying the forward-looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from actual results, and the differences between assumed facts or bases and actual results can be material, depending on the circumstances. Where, in any forward-looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis as and when made. We cannot assure you, however, that the future result will be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward-looking statements typically include words or phrases such as "anticipate," “believe,” "could," "estimate," “expect,” "foresee," "intend," "our ability to," “plan,” "potential," “project,” "should," “will,” “would,” or other similar words, or negatives of such words, which are generally not historical in nature. Such forward-looking statements specifically include statements involving: future operational performance; revenue efficiency levels; market outlook; future client contract opportunities; contract dayrate amounts; competition in our industry; estimated duration of client contracts; backlog; construction, timing and delivery of newbuild drillships; capital expenditures; cost adjustments; direct rig operating costs; shore based support costs; general and administrative expenses; income tax expense; expected amortization of deferred revenue and deferred mobilization expenses; growth opportunities and expected depreciation and interest expense for the existing credit facilities and senior bonds. These forward-looking statements are based on our current expectations and beliefs concerning future developments and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate. All comments concerning our expectations for future revenue and operating results are based on our forecasts for our existing operations and do not include the potential impact of any future acquisitions or dispositions. Our forward-looking statements involve significant risks and uncertainties (many of which are beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. Important factors that could cause actual results to differ materially from projected cash flows and other projections in the forward-looking statements include, but are not limited to: changes in worldwide rig supply and demand, competition and technology; future levels of offshore drilling activity; our ability to secure new and maintain existing drilling contracts, including possible cancellation or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; shipyard rig construction delays due to negotiations, repair, maintenance or enhancement; actual contract commencement dates; our ability to favorably revise our current debt covenants; downtime and other risks associated with offshore rig operations, including unscheduled repairs or maintenance; relocations, severe weather or hurricanes; adequacy of and access to sources of liquidity; governmental action, civil unrest and political and economic uncertainties; impact of potential licensing or patent litigation; environmental or other liabilities, risks or losses; governmental regulatory, legislative and permitting requirements affecting drilling operations; our ability to attract and retain skilled personnel on commercially reasonable terms; terrorism, piracy and military action; and the outcome of litigation, legal proceedings, investigations or other claims or contract disputes.
For additional information regarding known material risk factors that could cause our actual results to differ from our projected results, please see our filings with the Securities and Exchange Commission (SEC), including our Annual Report on Form 20-F and Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s Electronic Data and Analysis Retrieval System at www.sec.gov.
Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Contact:	Johannes (John) P. Boots
Pacific Drilling SA
+352 27 85 81 39

Amy Roddy
Pacific Drilling Services Inc.
+1 832 255 0502

Investor@pacificdrilling.com

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Statements of Income
(in thousands, except per share amounts) (unaudited)

	Three Months Ended			Six Months Ended June 30,
	June 30, 2015	March 31, 2015	June 30, 2014	2015	2014
Revenues
Contract drilling	$273,895	$283,392	$260,829	$557,287	$486,420
Costs and expenses
Contract drilling	(110,388)	(117,669)	(107,964)	(228,057)	(218,930)
General and administrative expenses	(13,328)	(16,366)	(13,773)	(29,694)	(26,306)
Depreciation expense	(57,234)	(57,072)	(46,449)	(114,306)	(92,603)
	(180,950)	(191,107)	(168,186)	(372,057)	(337,839)
Operating income	92,945	92,285	92,643	185,230	148,581
Other expense
Interest expense	(33,227)	(36,709)	(28,599)	(69,936)	(54,630)
Other expense	(343)	(2,051)	(1,231)	(2,394)	(2,400)
Income before income taxes	59,375	53,525	62,813	112,900	91,551
Income tax expense	(12,281)	(1,795)	(12,931)	(14,076)	(19,439)
Net income	$47,094	$51,730	$49,882	$98,824	$72,112
Earnings per common share, basic	$0.22	$0.24	$0.23	$0.47	$0.33
Weighted average number of common shares, basic	210,806	213,627	217,293	212,209	217,208
Earnings per common share, diluted	$0.22	$0.24	$0.23	$0.47	$0.33
Weighted average number of common shares, diluted	211,067	213,686	219,523	212,285	219,377

PACIFIC DRILLING S.A. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(in thousands, except par value) (unaudited)

	June 30, 2015	March 31, 2015	December 31, 2014
Assets:
Cash and cash equivalents	$105,268	$132,868	$167,794
Accounts receivable	189,496	165,653	231,027
Materials and supplies	102,426	99,745	95,660
Deferred financing costs, current	14,635	14,561	14,665
Deferred costs, current	16,150	19,523	25,199
Prepaid expenses and other current assets	27,243	27,587	17,056
Total current assets	455,218	459,937	551,401
Property and equipment, net	5,429,211	5,433,878	5,431,823
Deferred financing costs	39,035	42,717	45,978
Other assets	32,128	32,965	48,099
Total assets	$5,955,592	$5,969,497	$6,077,301
Liabilities and shareholders’ equity:
Accounts payable	$51,356	$39,291	$40,577
Accrued expenses	36,514	31,438	45,963
Long-term debt, current	89,583	82,500	369,000
Accrued interest	13,333	37,219	24,534
Derivative liabilities, current	9,545	10,067	8,648
Deferred revenue, current	66,617	74,238	84,104
Total current liabilities	266,948	274,753	572,826
Long-term debt, net of current maturities	2,914,994	2,959,678	2,781,242
Deferred revenue	84,415	96,480	108,812
Other long-term liabilities	34,021	28,921	35,549
Total long-term liabilities	3,033,430	3,085,079	2,925,603
Shareholders’ equity:
Common shares, $0.01 par value per share, 5,000,000 shares authorized, 232,770 shares issued and 210,605 and 215,784 shares outstanding as of June 30, 2015 and December 31, 2014, respectively	2,179	2,175	2,175
Additional paid-in capital	2,374,833	2,372,497	2,369,432
Treasury shares, at cost	(30,000)	(24,133)	(8,240)
Accumulated other comprehensive loss	(26,332)	(28,314)	(20,205)
Retained earnings	334,534	287,440	235,710
Total shareholders’ equity	2,655,214	2,609,665	2,578,872
Total liabilities and shareholders’ equity	$5,955,592	$5,969,497	$6,077,301

PACIFIC DRILLING S. A. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(in thousands) (unaudited)

	Three Months Ended			Six Months Ended June 30,
	June 30, 2015	March 31, 2015	June 30, 2014	2015	2014
Cash flow from operating activities:
Net income	$47,094	$51,730	$49,882	$98,824	$72,112
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	57,234	57,072	46,449	114,306	92,603
Amortization of deferred revenue	(21,483)	(22,689)	(28,038)	(44,172)	(56,046)
Amortization of deferred costs	5,800	8,483	13,547	14,283	26,757
Amortization of deferred financing costs	2,474	2,725	2,343	5,199	4,921
Amortization of debt discount	225	227	182	452	355
Deferred income taxes	4,014	(5,507)	3,440	(1,493)	3,428
Share-based compensation expense	2,717	3,107	2,690	5,824	4,656
Changes in operating assets and liabilities:
Accounts receivable	(23,843)	65,374	18,530	41,531	48,215
Materials and supplies	(2,681)	(4,085)	(8,427)	(6,766)	(16,763)
Prepaid expenses and other assets	(5,199)	2,412	(4,818)	(2,787)	(19,418)
Accounts payable and accrued expenses	(7,523)	(11,404)	(3,538)	(18,927)	(8,220)
Deferred revenue	1,797	491	8,307	2,288	70,781
Net cash provided by operating activities	60,626	147,936	100,549	208,562	223,381
Cash flow from investing activities:
Capital expenditures	(44,613)	(57,503)	(545,058)	(102,116)	(633,884)
Net cash used in investing activities	(44,613)	(57,503)	(545,058)	(102,116)	(633,884)
Cash flow from financing activities:
Net proceeds (payments) from shares issued under share-based compensation plan	(377)	(42)	(503)	(419)	247
Proceeds from long-term debt	85,000	180,000	360,000	265,000	360,000
Payments on long-term debt	(122,918)	(288,375)	(1,875)	(411,293)	(3,750)
Payments for financing costs	—	(500)	—	(500)	(500)
Purchases of treasury shares	(5,318)	(16,442)	—	(21,760)	—
Net cash provided by (used in) financing activities	(43,613)	(125,359)	357,622	(168,972)	355,997
Decrease in cash and cash equivalents	(27,600)	(34,926)	(86,887)	(62,526)	(54,506)
Cash and cash equivalents, beginning of period	132,868	167,794	236,504	167,794	204,123
Cash and cash equivalents, end of period	$105,268	$132,868	$149,617	$105,268	$149,617

EBITDA Reconciliation

EBITDA is defined as earnings before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered an alternative to net income, operating income, cash flow from operations or any other measure of financial performance presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is used by management to measure the company's operations. Management believes that EBITDA presents useful information to investors regarding the company's operating performance.
PACIFIC DRILLING S.A. AND SUBSIDIARIES
Supplementary Data—Reconciliation of Net Income to Non-GAAP EBITDA
(in thousands) (unaudited)

	Three Months Ended
	June 30, 2015	March 31, 2015	June 30, 2014
Net income	$47,094	$51,730	$49,882
Add:
Interest expense	33,227	36,709	28,599
Depreciation expense	57,234	57,072	46,449
Income tax expense	12,281	1,795	12,931
EBITDA	$149,836	$147,306	$137,861